FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2012

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the underwriting agreement dated November 2, 2012, between the Registrant and the representatives of the underwriters named therein.  This underwriting agreement is hereby filed with the United States Securities and Exchange Commission for the purpose of being incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-162418
F-10	333-170465

99.1                                      Underwriting Agreement, dated November 2, 2012, among TransAlta Corporation, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Merrill Lynch, Piece, Fenner & Smith Incorporated, as representatives of the underwriters named therein.

The document listed below as Exhibit 99.2 to this Form 6-K is a copy of the Registrant’s news release dated November 2, 2012.  This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.2                                                          Press release dated November 2, 2012 announcing “TransAlta announces pricing of U.S. $400 million senior notes offering”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/Brett Gellner
Brett Gellner

Chief Financial Officer

Date: November 5, 2012

EXHIBIT INDEX

99.1

Underwriting Agreement, dated November 2, 2012, among TransAlta Corporation, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Merrill Lynch, Piece, Fenner & Smith Incorporated, as representatives of the underwriters named therein.

99.2	Press release dated November 2, 2012 announcing “TransAlta announces pricing of U.S. $400 million senior notes offering”